Exhibit G-2


ITEM NO. 3 - APPROVAL OF THE COMPANY'S OUTSIDE DIRECTORS STOCK PLAN

The Board of Directors has adopted effective May 26, 2004, subject to shareholder approval, the Outside Directors Stock Plan for Directors of The Southern Company and its Subsidiaries (the "Plan"). The Plan is a consolidation of the Outside Directors Stock Plan for The Southern Company that was approved by the Company's stockholders in 1994 (the "1994 Plan") and the Outside Directors Stock Plan for Subsidiaries of The Southern Company that was approved by the Company's stockholders in 1995 (collectively, the "Prior Plans"). The purpose of the Plan is to provide a mechanism for non-employee directors to automatically increase their ownership of common stock and thereby further align their interests with those of the stockholders.

The Plan will be administered by the Company's Governance Committee.

The Plan provides for the payment to non-employee directors of a portion of their annual retainer fee in unrestricted shares of common stock of the Company, par value $5 per share. For the subsidiary company participants the stock retainer presently being paid under the Plan ranges from 340 to 520 shares per year. See the section entitled Director Compensation on page ___ of this proxy statement for a description of the stock retainer paid to Company Directors. Additionally, the Plan permits participants to elect to receive a greater portion -- up to all -- of their compensation in shares of common stock. For Company directors, the receipt of all shares under the Plan is deferred until termination from the Board. Other Participants may elect to defer receipt of all or a portion of the stock paid under the Plan until termination from their respective board of directors. Presently, for Company directors, receipt of all shares paid under the Plan are deferred until termination from the board. The Company expects that there will be approximately 50 directors initially participating in the Plan.

The maximum number of shares that may be granted under the Plan is 1,000,000 shares of common stock in addition to the shares of common stock that have not yet been granted under the Prior Plans, which is approximately 1,700,000 shares of common stock. The Plan will expire on May 26, 2014.

The board of directors of the Company may amend or terminate the Plan at any time, subject to stockholder approval when required by law or regulation.

The following table sets forth estimated amounts to be paid under the Plan in 2004.

Name and Position                        Dollar Value ($)       Number of Shares
-----------------                        ----------------       ----------------

H. A. Franklin, Chairman and CEO,
Southern Company                                 0                     0
D. M. Ratcliffe, President,
Southern Company                                 0                     0
T. A. Fanning, Executive Vice President,
CFO and Treasurer, Southern Company              0                     0
W. G. Hairston III, President and CEO
Southern Nuclear Operating Company               0                     0
C. D. McCrary, President and CEO,
Alabama Power Company                            0                     0

Executive officers as a group                    0                     0

Non-executive directors as a group           1,800,000               60,000

Non-executive officer employees                  0                     0



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The vote needed to approve the Plan is a majority of the shares of the Company's common stock represented at the meeting and entitled to vote.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ITEM NO. 3.